UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            TIDEL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    886368109
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                                 (CUSIP Number)

      Eugene Grin                              with a copy to:
      Director                                 Steven E. Siesser, Esq.
      Laurus Master Fund, Ltd.                 Lowenstein Sandler PC
      825 Third Avenue, 14th Floor             65 Livingston Avenue
      New York, New York 10022                 Roseland, New Jersey  07068
      (212) 541-5800                           (973) 597-2506
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 9, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 886368109
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      1.    Names of Reporting Persons. Laurus Master Fund, Ltd.

            I.R.S. Identification Nos. of above persons (entities only):
            98-0337673
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      2.    Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) |_|
            (b) |_|
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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions): OO

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e): Not Applicable

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      6.    Citizenship or Place of Organization: Cayman Islands

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                                7.    Sole Voting Power:             19,251,000*
      Number of                 ------------------------------------------------
      Shares Beneficially       8.    Shared Voting Power:           19,251,000*
      Owned by                  ------------------------------------------------
      Each Reporting            9.    Sole Dispositive Power:        19,251,000*
      Person With               ------------------------------------------------
                                10.   Shared Dispositive Power:      19,251,000*
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      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     19,251,000*

--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):                                   Not Applicable

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      13.   Percent of Class Represented by Amount in Row (11):           49.8%*

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      14.   Type of Reporting Person (See Instructions):                      CO

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*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is
managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

Cusip No. 886368109
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      1.    Names of Reporting Persons. Laurus Capital Management, LLC

            I.R.S. Identification Nos. of above persons (entities only):
            13-4150669

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      2.    Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) |_|
            (b) |_|

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      3.    SEC Use Only

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      4.    Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

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      6.    Citizenship or Place of Organization: Delaware

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                                7.    Sole Voting Power:             19,251,000*
      Number of                 ------------------------------------------------
      Shares Beneficially       8.    Shared Voting Power:           19,251,000*
      Owned by                  ------------------------------------------------
      Each Reporting            9.    Sole Dispositive Power:        19,251,000*
      Person With               ------------------------------------------------
                                10.   Shared Dispositive Power:      19,251,000*
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     19,251,000*

--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):                                   Not Applicable

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11):           49.8%*

--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions):                      OO

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*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is
managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

Cusip No. 886368109

      1.    Names of Reporting Persons. David Grin

            I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) |_|
            (b) |_|

--------------------------------------------------------------------------------
      3.    SEC Use Only

--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions): OO

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      5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e): Not Applicable

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      6.    Citizenship or Place of Organization: Israel

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                                7.    Sole Voting Power:             19,251,000*
      Number of                 ------------------------------------------------
      Shares Beneficially       8.    Shared Voting Power:           19,251,000*
      Owned by                  ------------------------------------------------
      Each Reporting            9.    Sole Dispositive Power:        19,251,000*
      Person With               ------------------------------------------------
                                10.   Shared Dispositive Power:      19,251,000*
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     19,251,000*

--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):                                   Not Applicable

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11):           49.8%*

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      14.   Type of Reporting Person (See Instructions):                      IN

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*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is
managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

Cusip No. 886368109
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons. Eugene Grin

            I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions):
            (a) |_|
            (b) |_|

--------------------------------------------------------------------------------
      3.    SEC Use Only

--------------------------------------------------------------------------------
      4.    Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
      6.    Citizenship or Place of Organization: United States

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                                7.    Sole Voting Power:             19,251,000*
      Number of                 ------------------------------------------------
      Shares Beneficially       8.    Shared Voting Power:           19,251,000*
      Owned by                  ------------------------------------------------
      Each Reporting            9.    Sole Dispositive Power:        19,251,000*
      Person With               ------------------------------------------------
                                10.   Shared Dispositive Power:      19,251,000*
--------------------------------------------------------------------------------
      11.   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                     19,251,000*

--------------------------------------------------------------------------------
      12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):                                   Not Applicable

--------------------------------------------------------------------------------
      13.   Percent of Class Represented by Amount in Row (11):           49.8%*

--------------------------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions):                      IN

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*These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is
managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd. reported in this Schedule 13D, as amended.

This Amendment No. 2 to Schedule 13D is being filed by the undersigned to amend and supplement the Schedule 13D, dated January 17, 2006, as amended February 28, 2006, with respect to the shares of common stock, par value $0.01 per share, of Tidel Technologies, Inc., a Delaware corporation (the "Company").

Item 4. Purpose of Transaction.

            Item 4 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

            Laurus Master Fund, Ltd. entered into an exercise and conversion agreement, dated as of January 12, 2006, as amended on February 28, 2006 (the "Conversion Agreement"), with Sentinel Technologies, Inc., a Delaware corporation ("STI"), Sentinel Operating, L.P., a Texas limited partnership and an affiliate of STI ("Sentinel"), and Tidel Technologies, Inc., a Delaware corporation (the "Company"), pursuant to which Laurus Master Fund, Ltd. agreed to acquire up to 18,000,000 shares of common stock of the Company (the "Note Shares") upon conversion of the Conversion Amount of the 2003 Note (the "Conversion"), which Conversion occurred on January 13, 2006. Laurus Master Fund, Ltd. agreed to the Conversion in order to, among other things, vote the Note Shares and the Existing Shares in favor of the Company's proposed sale of the assets of its cash security business to Sentinel (the "Asset Sale"). Following the Conversion, Laurus Master Fund, Ltd. owned 49.8% of the Company's then outstanding shares of common stock. On June 9, 2006, Laurus Master Fund, Ltd., the Company, STI and Sentinel entered into a second amendment to the Conversion Agreement (the "Conversion Agreement Amendment"),which is effective as of April 21, 2006, pursuant to which the parties agreed to (i) change the latest date that the Company could set as the record date for a special meeting of its stockholders to vote upon the Asset Sale from April 21, 2006 to August 31, 2006, (ii) change the latest date by which the Company could mail proxy materials to its stockholders with respect to any such special meeting from April 21, 2006 to August 31, 2006, and (iii) change the latest date by which the Asset Sale must occur from May 31, 2006 to September 30, 2006. The Company, Tidel Engineering, L.P., and Sentinel entered into an amended and restated Asset Purchase Agreement, dated June 9, 2006, with respect to the Asset Sale.

            Except as set forth above or as disclosed under Item 6, none of Laurus Master Fund, Ltd., Laurus Capital Management, LLC, David Grin and Eugene Grin has any present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of
      Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a)   Number of Shares Beneficially Owned: 19,251,000*

            Right to Acquire: 0 shares

            Percent of Class: 49.8% (based upon 38,677,210 shares of common stock outstanding immediately following the Conversion)

      (b) Sole Power to Vote, Direct the Vote of, Dispose or Direct the Disposition of Shares: 19,251,000 shares*

            Shared Power to Vote, Direct the Vote of, or Dispose or Direct the Disposition of Shares: 19,251,000 shares*

      (c)   Recent Transactions:

            On January 13, 2006, Laurus Master Fund, Ltd. converted the Conversion Amount of the 2003 Note into 18,000,000 shares of Company common stock pursuant to the Conversion Agreement.

      (d)   Rights with Respect to Dividends or Sales Proceeds: Not applicable.

      (e) Date of Cessation of Five Percent Beneficial Ownership: Not applicable.

            *These shares are owned by Laurus Master Fund, Ltd. Laurus Master Fund, Ltd. is managed by Laurus Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and share sole voting and investment power over the shares owned by Laurus Master Fund, Ltd.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 of this Schedule 13D is amended by deleting the entirety of the text and replacing it with the following:

            To effect the conversion of the 2003 Note, the Company and Laurus Master Fund, Ltd. agreed pursuant to the Conversion Agreement to waive any provision of any agreement, contract, arrangement or document entered into by the Company and any of its affiliates and Laurus Master Fund, Ltd. pursuant to which Laurus Master Fund, Ltd. and any of its affiliates is restricted from converting the Conversion Amount of the Note, but only to the extent required for Laurus Master Fund, Ltd. to convert the Conversion Amount of the Note. The Company's obligation to effect the Conversion is conditioned upon a number of customary closing conditions. In the event that the Asset Sale does not occur by September 30, 2006, the Company is required under the Conversion Agreement, as amended by the Conversion Agreement Amendment, to immediately redeem the Note Shares for an amount equal to $5,400,000 in cash.

            In connection with the Asset Sale, Laurus Master Fund, Ltd. has agreed, pursuant to a voting agreement, dated as of January 12, 2006 and as amended as of February 28, 2006 (the "Voting Agreement"), by and among STI, Sentinel, the Company and Laurus Master Fund, Ltd., to vote all of the outstanding shares of Company common stock that it owns in favor of the approval and adoption of (i) the purchase agreement, as amended from time to time (the "Purchase Agreement") governing the Asset Sale, (ii) an amendment to the Company's certificate of incorporation to change the Company's name (the "Amendment"), (iii) any motion for adjournment or postponement of the meeting of the Company's stockholders to approve the Asset Sale to another time or place to permit, among other things, further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the Purchase Agreement and the transactions contemplated thereby and the Amendment, (iv) against any other third-party acquisition proposal or any negotiations or discussions with respect to a third-party acquisition proposal and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement or any amendment to the Company's Certificate of Incorporation or Bylaws, which in the case of each of the matters referred to in this clause (iv) that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Purchase Agreement or the likelihood of such transactions being consummated and (v) in favor of any other matter reasonably necessary for consummation of the transactions contemplated by the Purchase Agreement and related agreements which is considered at any such meeting of stockholders or in such consent, and in connection therewith to execute any documents which are reasonably necessary in order to effectuate the foregoing. Laurus Master Fund, Ltd.'s obligations under the Voting Agreement are subject to customary conditions, including, among other things, approval of the Asset Sale by the Company's board of directors.

            Under the Voting Agreement, Laurus Master Fund, Ltd. revoked all prior proxies or powers of attorney that it or certain of its affiliates had given with respect to the Existing Shares, the Note Shares and any other shares of common stock of the Company. Laurus Master Fund, Ltd. also generally agreed, subject to a number of limited exceptions, to not, directly or indirectly, (i) sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other agreement, arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any of the shares of Company common stock, (ii) grant any proxies or enter into any voting trust or other agreement, arrangement or understanding with respect to the voting of any of the shares of Company common stock held by Laurus Master Fund, Ltd. and certain of its affiliates and (iii) solicit any sale, assignment, transfer, encumbrance, pledge or other disposition of the shares of Company common stock to anyone other than its affiliates. Laurus Master Fund, Ltd. also agreed to notify STI promptly (but in any event, within 24 hours), and it and its affiliates shall provide all details requested by STI, if Laurus Master Fund, Ltd. or certain of its affiliates shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing actions described in clause (iii) of the immediately preceding sentence.

            On June 9, 2006, Laurus Master Fund, Ltd., the Company, STI and Sentinel entered into a second amendment to the Voting Agreement (the "Voting Agreement Amendment"), which is effective as of April 21, 2006, pursuant to which the parties agreed to (i) change the latest date that the Company could set as the record date for a special meeting of its stockholders to vote upon the Asset Sale from April 21, 2006 to August 31, 2006, and (ii) change the date on which Laurus Master Fund, Ltd. will cease to be bound by its agreements under the Voting Agreement from May 31, 2006 to September 30, 2006.

            Laurus Master Fund, Ltd. also entered into a stock redemption agreement, dated as of January 12, 2006, as amended on February 28, 2006 (the "Redemption Agreement"), pursuant to which the Company agreed to purchase the Existing Shares and the Note Shares for a purchase price per share to be determined pursuant to a formula set forth in the Redemption Agreement, which purchase price shall not be less than $.20 per share or more than $.34 per share. Such purchase is subject to customary closing conditions, including, among other things, the consummation of the Asset Sale. Under the Redemption Agreement, Laurus Master Fund similarly agreed, subject to a number of limited exceptions, to not (i) directly or indirectly, sell, assign, transfer, encumber, pledge or otherwise dispose of, or enter into any contract, option or other agreement, arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance, pledge or other disposition of, any of its shares of Company common stock and (ii) seek or solicit any sale, assignment transfer, encumbrance, pledge or other disposition of its shares of Company common stock to any third party.

            Under the Redemption Agreement, Laurus Master Fund, Ltd. also agreed to the cancellation, as of the closing date of the Asset Sale, of the then unexercised portion of the following warrants that it holds: (i) the warrant, dated November 25, 2003, to purchase up to 4,250,000 shares of common stock of the Company at an exercise price of $0.30 per share, which warrant expires on November 24, 2010 and (ii) the warrant, dated November 26, 2004, to purchase up to 500,000 shares of common stock of the Company at an exercise price of $0.30 per share, which warrant expires on November 26, 2011 (collectively, the "Warrants"). Laurus Master Fund, Ltd. further agreed not to exercise the Warrants before the earlier of (x) May 31, 2006 and (y) the date on which the Purchase Agreement is terminated. In addition, on or after May 31, 2006, the agreements could have been terminated by either party if the Asset Sale had not occurred.

            On June 9, 2006, Laurus Master Fund, Ltd. and the Company entered into a second amendment to the Redemption Agreement (the "Redemption Agreement Amendment"), which is effective as of April 21, 2006, pursuant to which Laurus Master Fund, Ltd. agreed to change the date before which it would not exercise the Warrants from May 31, 2006 to September 30, 2006. In addition, on September 30, 2006, the agreements can be terminated by either party if the Asset Sale has not occurred.

            Concurrently, with the execution of the Voting Agreement, the Redemption Agreement and the Conversion Agreement, Laurus Master Fund, Ltd. also entered into (i) a letter agreement, dated as of January 12, 2006 (the "Cash Collateral Deposit Letter"), with the Company and its subsidiaries, Tidel Engineering, L.P., Tidel Cash Systems, Inc., Tidel Services, Inc. and AnyCard International, Inc., and (ii) a reaffirmation, ratification and confirmation agreement, dated as of January 12, 2006 (the "Reaffirmation Agreement"), with the Company. Pursuant to the Cash Collateral Deposit Letter, the parties thereto agreed that a portion of the $8,200,000 of proceeds (the "Deposit Amount") from the January 2006 sale of the Company's automated teller machine business that were on deposit with Laurus Master Fund, Ltd. for repayment of outstanding Company indebtedness to Laurus Master Fund, Ltd. would be applied to repay all amounts owing to Laurus Master Fund, Ltd. under (i) the portion of the 2003 Note remaining after the Conversion, (ii) a convertible term note, dated November 26, 2004 in the aggregate principal amount of $600,000, which was convertible into shares of common stock of the Company at a conversion price of $0.30 per share and (iii) a convertible term note, dated November 26, 2004, in the aggregate principal amount of $1,500,000, which was convertible into shares of common stock of the Company at a conversion price of $3.00 per share (collectively, the "Notes"). Thereafter, the Notes shall be deemed to have been indefeasibly repaid and the Deposit Amount will be reduced to $5,330,507. Under the Cash Collateral Deposit Letter, such remaining Deposit Amount together with an additional cash deposit of $69,493 from the Company will be used as collateral to secure the Company's obligations to Laurus Master Fund, Ltd. under, among other things, the Redemption Agreement and the Conversion Agreement. Pursuant to the Reaffirmation Agreement, the Company, among other things, acknowledged and reaffirmed its obligation to pay to Laurus Master Fund, Ltd. simultaneously with the closing of the Asset Sale the amounts payable to Laurus Master Fund, Ltd. pursuant to Section 4 of the Agreement Regarding NCR Transaction and Other Asset Sales (the "NCR Agreement), dated as of November 26, 2004, between the Company and Laurus Master Fund, Ltd., which amount will be determined in accordance with the provisions of such section and shall not be less than $5,000,000 nor more than $11,000,000.

            On June 9, 2006, the Company, Tidel Engineering, L.P. and Laurus Master Fund, Ltd. entered into an agreement (the "Termination Agreement") pursuant to which the Company shall pay to Laurus Master Fund, Ltd., upon the consummation of the Asset Sale, an amount equal to $8,508,963 (the "Sale Fee"), in satisfaction of the Company's obligations to Laurus Master Fund, Ltd. under the NCR Agreement. Upon payment of the Sale Fee the parties' obligations under the Reaffirmation Agreement shall terminate, and all remaining amounts held under the Cash Collateral Deposit Letter shall be paid to the Company by Laurus Master Fund, Ltd.

            In addition, the Termination Agreement provides that following the closing of the Asset Sale, the payment of the Sale Fee to Laurus Master Fund, Ltd. and the Company's performance of all of its obligations (financial and otherwise) under the Redemption Agreement, as amended by the Redemption Agreement Amendment, neither the Company nor Tidel Engineering, L.P. or any of their subsidiaries will have any further obligations to Laurus Master Fund, Ltd., all of the Warrants shall terminate and all liens, claims, encumbrances and security interests held by Laurus Master Fund, Ltd. or its transferees or assignees, in the Company's and Tidel Engineering L.P.'s, and each of their subsidiaries', assets will terminate.

            This summary of the terms of the Conversion Agreement, the Conversion Agreement Amendment, the Voting Agreement, the Voting Agreement Amendment, the Redemption Agreement, the Redemption Agreement Amendment, the 2003 Note, the 2004 Note, the 2003 Warrant, the 2004 Warrant and the Termination Agreement is qualified in its entirety by reference to the forms of such agreements filed as exhibits hereto.

Item 7. Material to be Filed as Exhibits.

            Item 7 of this Schedule 13D is amended by adding at the end thereof the following:

Exhibit 14 Second Amendment to the Exercise and Conversion Agreement, dated as of June 9, 2006 by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

Exhibit 15 Second Amendment to the Stock Redemption Agreement, dated as of June 9, 2006, between the Company and Laurus Master Fund, Ltd.

Exhibit 16 Second Amendment to the Voting Agreement, dated as of June 9, 2006, by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

Exhibit 17 Agreement by and among the Company, Tidel Engineering, L.P. and Laurus Master Fund, Ltd., dated as of June 9, 2006

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2006

                                                LAURUS MASTER FUND, LTD.


                                                /s/ Eugene Grin
                                                --------------------------------
                                                Eugene Grin
                                                Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A

A.       Name of business, state of
         organization, principal
         business and address           Laurus Capital Management, LLC,
         thereof, and address           Delaware limited liability company
         of its principal office:       controls Laurus Master Fund, Ltd.
                                        c/o Laurus Capital Management, LLC
                                        825 Third Avenue, 14th Floor
                                        New York, New York 10022

B.       Name:                          Eugene Grin
         Business
         Address:                       825 Third Avenue, 14th Floor
                                        New York, New York 10022

         Principal   Director of Laurus Master Fund, Ltd.
         Occupation: Principal of Laurus Capital Management, LLC

         Name of business,
         principal business and
         address of corporation or
         other organization in          Laurus Master Fund, Ltd., direct
         which such employment          investments in companies
         is conducted:                  c/o Laurus Capital Management, LLC
                                        825 Third Avenue, 14th floor
                                        New York, New York  10022

C.       Name:                          David Grin
         Business
         Address:                       825 Third Avenue, 14th Floor
                                        New York, New York 10022

         Principal   Director of Laurus Master Fund, Ltd.
         Occupation: Principal of Laurus Capital Management, LLC

         Name of business,
         principal business and
         address of corporation or
         other organization in          Laurus Master Fund, Ltd., direct
         which such employment          investments in companies
         is conducted:                  c/o Laurus Capital Management, LLC
                                        825 Third Avenue, 14th Floor
                                        New York, New York 10022

Each of Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agree, by their execution below, that the Schedule 13D Amendment to which this Appendix A is attached is filed on behalf of each of them, respectively.

                LAURUS CAPITAL MANAGEMENT, LLC


                /s/ Eugene Grin
                ------------------------------------
                Eugene Grin
                Principal
                June 12, 2006


                /s/ Eugene Grin
                ------------------------------------
                Eugene Grin, individually
                June 12, 2006


                /s/ David Grin
                ------------------------------------
                David Grin, individually
                June 12, 2006

                                  EXHIBIT INDEX

Exhibit No.                              Description
-----------                              -----------

Exhibit 14 Second Amendment to the Exercise and Conversion Agreement, dated as of June 9, 2006 by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

Exhibit 15 Second Amendment to the Stock Redemption Agreement, dated as of June 9, 2006, between the Company and Laurus Master Fund, Ltd.

Exhibit 16 Second Amendment to the Voting Agreement, dated as of June 9, 2006, by and among the Company, Sentinel Technologies, Inc., Sentinel Operating, L.P., and Laurus Master Fund, Ltd.

Exhibit 17 Agreement by and among the Company, Tidel Engineering, L.P. and Laurus Master Fund, Ltd., dated as of June 9, 2006


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